Exhibit 1.01

TRINSEO PLC

Conflict Minerals Report

For the Reporting Period from January 1, 2024 to December 31, 2024

This Conflict Minerals Report (the “Report”) of Trinseo PLC (“Trinseo” or the “Company”) for the reporting period from January 1 through December 31, 2024 (“Reporting Period”) is filed as an exhibit to Form SD as provided for in Rule 13p-1 (“Rule”) under the Securities Exchange Act of 1934, as amended. The Rule requires certain reporting obligations on companies whose manufactured or contracted for manufacture products contain conflict minerals, as defined in the Rule, that are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten.

This Report relates to products that were manufactured by the Company, or contracted to be manufactured for the Company, for which Conflict Minerals are necessary to the functionality or production (the “Products”). This Report details the processes undertaken by the Company to identify such Products and determine the country of origin of the necessary Conflict Minerals, as well as outlining additional due diligence processes undertaken by the Company. Trinseo’s Statement on Conflict Minerals is available on its website at https://www.trinseo.com/conflict-minerals-statement. The content of the website referenced is included for information purposes only and is not incorporated by reference into this Report.

I.	Company Overview

Trinseo is a specialty material solutions provider with products incorporated into a wide range of its customers’ products throughout the world, including products for building and construction, automotive applications, paper and board, appliances, packaging, textile, and consumer electronics, among others. Trinseo has manufacturing and production operations around the world, which allow us to serve a global customer base. The Company focuses on partnering with companies to bring ideas to life in an imaginative, smart, and sustainability-focused manner, and has long-standing relationships with a diverse base of global customers, many of whom are leaders in their end-use application markets and rely on us for formulation, technological differentiation, and compounding expertise to find sustainable solutions for their businesses. Many of Trinseo’s products represent only a small portion of a finished product’s manufacturing costs, but provide critical functionality to the finished product and are often specifically developed to meet customer specifications.

II.	Reasonable Country of Origin Inquiry

For the Reporting Period, the Company determined that it manufactures or contracts to manufacture certain products that contain Conflict Minerals necessary to the functionality or production of such products. As required by Form SD, Trinseo conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals included in its Products manufactured during the Reporting Period to determine whether any of such Conflict Minerals originated in the Democratic Republic of the Congo or an “adjoining country” (as defined in Form SD) (collectively, the “Covered Countries”) and whether any of such Conflict Minerals may be from recycled or scrap sources. During the Reporting Period, the Company assembled a working group (the “Conflict Minerals Group”) that identified certain raw materials used in the Products that contained a Conflict Mineral, as well as the suppliers of such raw materials. The Conflict Minerals Group then contacted these suppliers to determine if the Conflict Minerals were sourced from a Covered Country or were derived from scrap or recycled material. As a result of the RCOI processes, a Conflict Mineral, tin, was identified as being incorporated into the Products. The Products are produced by the Company’s Engineered Materials segment for its polymethyl methacrylate sheet products, which are used in various consumer and industrial end-use applications.

The Company does not directly purchase these minerals from smelters or refiners (collectively referred to herein as “smelters”) or mines and therefore it must rely on its suppliers to provide information about the origin of the Conflict Minerals in its Products. There may be several third parties in the supply chains between the original sources of the Conflict Minerals and the Company’s ultimate manufacture of its Products.

III.	Trinseo’s Conflict Minerals Due Diligence Process

To support Trinseo’s RCOI for the Reporting Period, the Company took due diligence measures to verify the source and chain of custody of Conflict Minerals used in its Products. These measures were intended to conform to the framework of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”). The OECD Guidance provides a five-step framework for risk-based due diligence of the Conflict Mineral supply chain. The following is a description of the due diligence measures performed for the Reporting Period pursuant to the OECD Guidance:

Step One: Establish and maintain strong company management systems

The Conflict Minerals Group includes representatives from the Company’s Product Stewardship, Procurement and Legal groups, ultimately reporting to the Chief Compliance Officer (“CCO”). The Company’s Supplier Code of Conduct contains a requirement that its suppliers not source Conflict Minerals from Covered Countries in a manner which directly or indirectly finances or benefits armed groups in the Covered Countries. The Company made its Supplier Code of Conduct available to its suppliers with the expectation that they comply with its provisions on Conflict Minerals. Additionally, suppliers of raw materials were asked to complete a questionnaire to determine if the raw materials they supply contained Conflict Minerals, and a member of the Conflict Minerals Group reviewed any questionnaires which answered positively. A member of the Conflict Minerals Group also reviewed raw materials supplied to the Company to determine if any such raw materials were likely to contain Conflict Minerals, and determined if follow up with such supplier was warranted. The Company’s practice is to retain questionnaires and other diligence responses for ten years. The Company also maintains an ethics and compliance hotline, which is available to suppliers through its website, trinseo.com.

Step Two: Identify and assess risks in the supply chain

Suppliers of raw materials containing Conflict Minerals which were identified by the Conflict Minerals Group were sent a request to complete a Conflict Minerals Reporting Template (“CMRT”) questionnaire created by the Responsible Minerals Initiative (“RMI”), which requests that each supplier provide information on the type of Conflict Minerals provided to the Company during the Reporting Period and the source of such Conflict Minerals, including their country of origin, the names and locations of the smelters used, and the RMI identification number of these smelters. A member of the Conflict Minerals Group reviewed CMRT questionnaires to determine which supplier responses required further engagement and followed up with these suppliers periodically with additional requests for information as necessary, with the expectation that they timely respond. Where applicable, suppliers were requested to provide similar information from vendors within their supply chain. Any non-responsive suppliers were contacted via email or phone.

Supplier responses that included the names of smelters were compared to the list of active and conformant smelters and refiners identified by the RMI on its website. Based on that comparison, the Company determined how many were deemed to be conformant or active, as those terms are defined by the RMI, in its RMI Responsible Minerals Assurance Process (“RMAP”).

Step Three: Design and implement a strategy to respond to identified risks

To respond to the supply chain risk assessment outlined above, the Company first engages in further Conflict Minerals diligence to contact suppliers of directly for additional information, and reports its findings to senior management. When specific risks are identified, the Conflict Minerals Group will evaluate a potential response which will vary based on the individual facts and circumstances and which may include education of suppliers of the Company’s Supplier Code of Conduct, notices to suppliers that have violated the Supplier Code of Conduct or suspension of purchases from such suppliers, among other responses. When smelters are disclosed in a CMRT questionnaire, the names of smelters are compared to the list of active and conformant smelters identified on the RMI website.

Step Four: Carry out independent third-party audit of smelters’ due diligence practices

Trinseo does not have direct relationships with smelters identified by its suppliers as being in their supply chain, and does not perform or direct audits of these entities within its supply chain. The Company believes that audits of smelters’ due diligence practices by third parties are the most efficient way to identify smelters that have due diligence systems in place that promote responsible sourcing. Therefore, the Company relies upon industry-wide efforts to influence smelters to be audited, and to provide certification of conformance with a recognized due diligence assessment scheme (e.g., the RMAP).

Step Five: Report annually on supply chain due diligence

The Company has filed its Form SD and this Conflict Minerals Report with the Securities and Exchange Commission to report on its supply chain due diligence. This Report is publicly available on the Company’s website at https://www.trinseo.com/conflict-minerals-statement.

IV.	Results of Conflict Minerals Due Diligence

The Company has determined that the most reasonable effort it can make to determine the locations of origin of Conflict Minerals is to continue to seek information from its direct suppliers about the smelters and the countries of origin of the Conflict Minerals in its supply chain, and encourage them to do the same with their suppliers. The Company must rely on direct and indirect suppliers to provide information about the location of origin of the Conflict Minerals in its Products.

As noted, the Company uses the CMRT questionnaire as part of its program to verify the source of Conflict Minerals in the raw materials used in its Products. All of the CMRT questionnaires received during the Reporting Period were completed at a company level, which means that Trinseo cannot confirm which specific processing facilities supply the Conflict Minerals included in the raw materials that supplied to the Company. For all responses that indicated a smelter, the Conflict Minerals Group compared the facilities named to the list of smelters maintained by the RMI to determine if such smelters identified were active or conformant. The Company relies on suppliers for accurate information about smelters. Based on the responses received, Trinseo cannot determine with absolute certainty the source and chain of custody of Conflict Minerals contained in its Products during the Reporting Period, and believes it does not have sufficient information to identify the specific smelters or origin of the Conflict Minerals used in its Products during the Reporting Period. To the extent smelter information was disclosed by suppliers, Trinseo believes the smelters disclosed below may have been used to process Conflict Minerals contained in the Products. Not all of these smelters may have processed the Conflict Minerals in the Products.

Metal	Smelter Name	Country
Tin	Aurubis Beerse	Belgium
Tin	EM Vinto	Bolivia
Tin	Operaciones Metalurgicas S.A.	Bolivia
Tin	Mineracao Taboca S.A.	Brazil
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China
Tin	CV Venus Inti Perkasa	Indonesia
Tin	PT Artha Cipta Langgeng	Indonesia
Tin	PT ATD Makmur Mandiri Jaya	Indonesia
Tin	PT Babel Surya Alam Lestari	Indonesia
Tin	PT Bangka Serumpun	Indonesia
Tin	PT Menara Cipta Mulia	Indonesia
Tin	PT Mitra Stania Prima	Indonesia
Tin	PT Mitra Sukses Globalindo	Indonesia
Tin	PT Rajawali Rimba Perkasa	Indonesia
Tin	PT Refined Bangka Tin	Indonesia
Tin	PT Sariwiguna Binasentosa	Indonesia

Tin	PT Stanindo Inti Perkasa	Indonesia
Tin	PT Timah Tbk Kundur	Indonesia
Tin	PT Timah Tbk Mentok	Indonesia
Tin	Dowa	Japan
Tin	Mitsubishi Materials Corporation	Japan
Tin	Malaysia Smelting Corporation (MSC)	Malaysia
Tin	Minsur	Peru
Tin	Fenix Metals	Poland
Tin	Thaisarco	Thailand

V.	Ongoing and Future Due Diligence Improvement Efforts

The Company intends to continue to conduct due diligence consistent with its process used during the Reporting Period. This includes communication of the Supplier Code of Conduct to new suppliers and engagement with suppliers to clarify their responses and encourage supplier responsiveness.

Forward-Looking Statements

Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, incomplete supplier data or a lack of available smelter data, errors or omissions by suppliers, incomplete information from industry or other third-party sources, the Company’s ability to implement improvements in its conflict minerals program, and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. The Company undertakes no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.